UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 23, 2014

WASHINGTON PRIME GROUP INC.

(Exact name of registrant as specified in its charter)

Indiana	001-36252	046-4323686
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

7315 Wisconsin Ave., Bethesda, Maryland	20814
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (240) 630-0000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

The disclosure Item 8.01 is incorporated herein by reference.

Item 8.01 Other Events

Senior management of Glimcher Realty Trust (“GRT”) and Washington Prime Group Inc. (“WPG”) are using the presentation attached as Exhibit 99.1 to this Current Report on Form 8-K during joint meetings with investors and analysts held in connection with REITWorld® 2014, the annual convention of the National Association of Real Estate Investment Trusts (NAREIT) held in Atlanta, Georgia during November 5-7, 2014.

Item 9.01 Financial Statements and Exhibits.

(d)         Exhibits

99.1                                 Investor Presentation of WPG and GRT — REIT World/November 2014.

Forward Looking Statements

The exhibit to this Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of WPG and GRT concerning the proposed transactions, the anticipated consequences and benefits of the transactions and the targeted close date for the transactions, and other future events and their potential effects on WPG and GRT, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions.  Such statements are based upon the current beliefs and expectations of WPG’s and GRT’s management, and involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of WPG or GRT to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, without limitation:  the ability to obtain the approval of the merger by GRT’s shareholders; the ability to satisfy the conditions to the transactions on the proposed terms and timeframe; the possibility that the transactions do not close when expected or at all; the ability to finance the transactions; the ability to successfully operate and integrate WPG’s and GRT’s businesses and achieve cost savings; the effect of the announcement of the transactions on the WPG’s or GRT’s relationships with their respective tenants, lenders or other business parties or on their operating results and businesses generally; changes in asset quality and credit risk; ability to sustain revenue and earnings growth; changes in political, economic or market conditions generally and the real estate and capital markets specifically; the impact of increased competition; the availability of capital and financing; tenant or joint venture partner(s) bankruptcies; the failure to increase mall store occupancy and same-mall operating income; risks associated with the acquisition, development, expansion, leasing and management of properties; changes in market rental rates; trends in the retail industry; relationships with anchor tenants; risks relating to joint venture properties; costs of common area maintenance; competitive market forces; the level and volatility of interest rates; the rate of revenue increases as compared to expense increases; the financial stability of tenants within the retail industry; the restrictions in current financing arrangements or the failure to comply with such arrangements; the liquidity of real estate investments; the impact of changes to tax legislation and WPG’s and GRT’s tax positions; failure to qualify as a real estate investment trust; the failure to refinance debt at favorable terms and conditions; loss of key personnel; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; possible restrictions on the ability to operate or dispose of any partially-owned properties; the failure to achieve earnings/funds from operations targets or estimates; the failure to achieve projected returns or yields on development and investment properties; changes in generally accepted accounting principles or interpretations thereof; terrorist activities and international hostilities; the unfavorable resolution of legal proceedings; the impact of future acquisitions and divestitures; significant costs related to environmental issues; and other risks and uncertainties, including those detailed from time to time in WPG’s and GRT’s periodic reports filed with the Securities and Exchange Commission, including those described under “Risk Factors” in the preliminary proxy statement/prospectus filed by WPG in connection with the transaction and in WPG’s and GRT’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.  The forward-looking statements in this communication are qualified by these risk factors.  Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and WPG and GRT undertake no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.  Actual results may differ materially from current projections. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

Additional Information and Where to Find It

In connection with the proposed transaction, WPG filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) on October 27, 2014, which includes the preliminary proxy statement of GRT and which also constitutes a preliminary prospectus of WPG. The information in the preliminary proxy statement/prospectus is not complete and may be changed, and GRT will file other documents with respect to WPG’s proposed acquisition of GRT.  GRT plans to mail the definitive proxy statement/prospectus and a form of proxy to its shareholders in connection with the proposed transaction after the Registration Statement is declared effective by the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WPG, GRT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about WPG and GRT, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from WPG by accessing WPG’s website at investors.washingtonprime.com under the heading “Financial Information” and then under “SEC Filings” or from GRT by accessing GRT’s website at investor.glimcher.com under the heading “Financial Information” and then under “SEC Filings.”  Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Washington Prime Group Inc., 7315 Wisconsin Avenue, Bethesda, Maryland 20814, Attention: Investor Relations, Telephone: 240-630-0021 or to Glimcher Realty Trust, 180 East Broad Street, Columbus, Ohio  43215, Attention: Investor Relations, Telephone: 614-887-5632.

Participants in Solicitation Relating to the Merger

WPG, GRT and their respective directors or trustees and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GRT’s shareholders in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GRT’s shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, in GRT is set forth in WPG’s Registration Statement on Form 10-12(b), GRT’s Annual Report on Form 10-K for the year ended December 31, 2013, and GRT’s Proxy Statement on Schedule 14A, dated March 28, 2014, which are filed with the SEC.  Additional information regarding the interests of WPG’s or GRT’s directors or trustees and executive officers in the proposed transactions, which may be different than those of GRT’s shareholders generally, will be contained in the proxy statement/prospectus and other relevant documents when filed with the SEC in connection with the proposed transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON PRIME GROUP INC.

Date: November 4, 2014	By:	/s/ Robert P. Demchak
	Name:	Robert P. Demchak
	Title:	Secretary and General Counsel